Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Hold Annual General Meeting of Shareholders on December 19, 2018

BEIJING, November 12, 2018 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “ Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced that the Company will hold its 2018 annual general meeting (“AGM”) of shareholders at its office headquarters in Beijing at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China on December 19, 2018 at 2:00 p.m. local time. The shareholder record date is November 23, 2018.

Xinyuan filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2017, with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Xinyuan’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://ir.xyre.com as well as on the SEC’s website at http://www.sec.gov. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting, once issued, will be available through the Company’s website at http://ir.xyre.com/news-events/agm-summary.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com